April 28, 2014

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the “Corporation”)
File No. 333-104669/811-00266
Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. Grzeskiewicz:

This letter responds to comments received by telephone on April 24, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	Please confirm that the Corporation will file another POS-8C, completing the information that was left bracketed in the POS-8C filing made on March 17, 2014.

Response:	So confirmed.

Comment 2:	Please review and, if necessary, tailor the disclosure in the “Investment Objective and Other Policies and Related Risks” section of the Corporation’s prospectus relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillian, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response:	The Corporation’s portfolio managers were in the process of reviewing the Corporation’s registration statement, including with respect to derivatives use by the Corporation, at the time of the Corporation’s POS-8C filing made on March 17, 2014. In connection with such review, the Corporation’s prospectus, with respect to use of derivatives, has been revised in light of the Barry Miller Letter.

Comment 3:	The “Investment Objective and Other Policies and Related Risks” section of the Corporation’s prospectus currently states: “The Corporation may not invest 25% or more of its total assets in securities of companies in any one industry. The Corporation may, however, invest a substantial percentage of its assets in certain industries or economic sectors believed to offer good investment opportunities.” If the Corporation is currently investing or plans to invest significantly in a particular industry or economic sector, please add disclosure regarding the specific risks of that sector or industry.

Response:	The Corporation has reviewed this disclosure and has determined that no change is currently warranted thereto with respect to highlighting any particular sector or industry.

Comment 4:	In the “Investment Objective and Other Policies and Related Risks” section of the Corporation’s prospectus, the disclosure indicates that the Corporation may engage in swaps. Please provide a description of the types of swaps in which the Corporation may engage.

Response:	Please see response to Comment 2. References to investments in swaps have been removed from the Corporation’s prospectus.

Comment 5:	If the Corporation invests in total return swaps, please confirm that the Corporation will segregate the appropriate amount to cover its obligations. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps), including guidance related to coverage requirements, which could impact the Corporation.

Response:	For total return swaps that are cash settled, the Corporation would designate the net payable amount (the difference between the receivable and payable leg of the swap) minus any collateral on deposit in a tri-party collateral account. For total return swaps that are physically settled, the Corporation would designate the notional amount of the trade or underlying security.

Comment 6:	Please confirm that, if the Corporation is to invest in credit default swaps, the Corporation will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Corporation is the seller of protection, the Corporation will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Corporation is the buyer of protection and the Corporation does not hold the underlying security, the Corporation will cover the market value of the underlying position minus any collateral on deposit. For bilateral CDS where the Corporation is the buyer of protection and the Corporation holds the underlying security as an offset, the Corporation will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit. When buying CDS that are centrally cleared, the Corporation will cover the daily marked-to-market obligation (i.e., the daily net liability) minus any margin on deposit with the exchange.

Comment 7:	In the “Legal Proceedings” section of the Corporation’s prospectus, please indicate the relationship between the Corporation and Ameriprise Financial, Inc.

Response:	The first sentence of the “Legal Proceedings” section of the Corporation’s prospectus has been revised as follows: “Ameriprise Financial, the parent company of Columbia Management (the Corporation’s investment adviser), and certain of its affiliates have historically been involved in a number of legal, arbitration and regulatory proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of their business activities.”

In connection with the above-referenced Filing, the Corporation hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Corporation and the Corporation is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Corporation represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Corporation represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.

Sincerely,

/s/ Megan E. Garcy

Megan E. Garcy

Associate Counsel

Ameriprise Financial, Inc.